UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                 Schedule 13D
                  Under the Securities Exchange Act of 1934

                             AEL Industries, Inc.
                               (Name of Issuer)

                             Class A Common Stock
                                     and
                             Class B Common Stock
                       (Title and Class of Securities)

                                  001030105
                                  001030204
                                (CUSIP Number)

                       Vincent F. Garrity, Jr., Esquire
                          John W. Kauffman, Esquire
                          Duane, Morris & Heckscher
               One Liberty Place, Philadelphia, PA  19103-7396
                                (215) 979-1227
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              February 28, 1995
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: / /

Check the following box if a fee is being paid with this statement.  /X/

                                 SCHEDULE 13D

1.   Name of Reporting Person:  Class A Voting Trust,
     Francis J. Dunleavy, Frederick R. Einsidler, Conrad
     J. Fowler and Leeam Lowin, Voting Trustees
     Under Voting Trust Agreement Dated as of February 28, 1995

     I.R.S. Identification No.:  Not applicable.

2.   Check the Appropriate Box if a Member of a Group  (a)/X/
                                                       (b)/ /

3.   SEC Use Only

4.   Source of Funds:Not applicable.

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) ___

6.   Citizenship or Place of Organization:  United States of America

Number of Shares         7.   Sole Voting Power:                 0
of Class A Common
Stock Beneficially Owned 8.   Shared Voting Power:          191,593
by Each Reporting Person
with                     9.   Sole Dispositive Power:            0

                         10.  Shared Dispositive Power:     191,593

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     191,593

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     /X*/

13.  Percent of Class Represented by Amount in Row (11):    5.41%

14.  Type of Reporting Person:     OO

     *See Item 4 and Item 5 of this Schedule 13D.


                                  SCHEDULE 13D


1.   Name of Reporting Person:  Class B Voting Trust,
     Francis J. Dunleavy, Frederick R. Einsidler, Conrad
     J. Fowler and Leeam Lowin, Voting Trustees
     Under Voting Trust Agreement Dated as of February 28, 1995

     I.R.S. Identification No.:  Not applicable.

2.   Check the Appropriate Box if a Member of a Group       (a)  /x/
                                                            (b)  / /

3.   SEC Use Only

4.   Source of Funds:    Not applicable.

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                / /

6.   Citizenship or Place of Organization:  United States of America

Number of Shares         7.   Sole Voting Power:                 0
of Class B Common
Stock Beneficially Owned 8.   Shared Voting Power:          241,262
by Each Reporting Person
with                     9.   Sole Dispositive Power:            0

                         10.  Shared Dispositive Power:     241,262

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     241,262

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     /X*/

13.  Percent of Class Represented by Amount in Row (11):    55.5%

14.  Type of Reporting Person:     OO

     *See Item 4 and Item 5 of this Schedule 13D


                                PRELIMINARY NOTE

     As more fully described in Items 1 and 4 of this Schedule 13D, the Voting Trustees of the Class A Voting Trust and the Class B Voting Trust are required to vote the shares of Class A Common Stock and Class B Common Stock of the Company that have been deposited into the respective trusts in accordance with the terms of the Voting Trust Agreement, which provides for votes to be cast by the Voting Trustees in the manner summarized in Item 4
below.   The Voting Trustees believe that none of them individually has or shares the power to vote or dispose of any of the shares of Class A Common Stock or Class B Common Stock deposited in the Voting Trusts apart from their roles as Voting Trustees, whose determinations are made by majority vote as long as there are at least three members of such committee or unanimously if there are fewer than three members, as described more fully in Item 4 below.

     Inasmuch as the Voting Trusts and the Voting Trustees, solely with respect to shares held by the Voting Trusts, may be deemed members of a group under Rule 13d-5(b), the Voting Trustees have determined to jointly file this Schedule 13D on behalf of each Voting Trust, and hereby agree that this Schedule 13D is being filed on behalf of each of the Voting Trusts pursuant to Rule 13d-3(f)(iii).

     The information provided herein with respect to the shares of Class A Common Stock held by the Class A Voting Trust and the Voting Trustees is provided for informational purposes only, and the furnishing of such information is subject to the position that such shares are not required to be reported on Schedule 13D inasmuch as the Class A Common Stock is not a class of "voting securities" as defined Rule 12b-2 and thus is not a class of "equity securities" for purposes of Rule 13d-1(d).

     The capitalized terms used in this Preliminary Note have the respective meanings ascribed to them in Items 1, 2 and 4 of this Schedule 13D.

Item 1.   Security and Issuer.

     The title of the classes of equity securities to which this Schedule 13D relates are Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of AEL Industries, Inc. (the "Company") and Class B Common Stock, par value $1.00 per share ("Class B Common Stock"), of the Company. The address of the principal executive offices of the Company is 305 Richardson Road, Lansdale, Pennsylvania 19446-1485.

     On February 28, 1995, Leon Riebman and Claire E. Riebman, husband and wife (hereinafter sometimes collectively referred to as the "Riebmans"), as more fully described in Item 4 below, (a) acquired 180,947 shares of Class A Stock from the Company and (b) transferred legal title to all shares of Class A Stock held by them, including the shares referred to in clause (a) of this Item 1, and all shares of Class B Stock held by them to the "Voting Trustees" to be maintained by the "Voting Trustees" in the "Class A Voting Trust" and the "Class B Voting Trust," respectively (as defined in Item 2 below) . As a result of the aforementioned transfer by the Riebmans, the Voting Trustees under the respective two voting trusts hold legal title to, and certain voting rights with respect to, (i) 10,646 shares of Class A Stock previously held by the Riebmans (the "Existing Class A Shares"), (ii) the 180,947 shares of Class A Stock that the Riebmans acquired from the Company (the "Contingent Shares") and (iii) 241,262 shares of Class B Stock previously held by the Riebmans (the "Existing Class B Shares"), all as more particularly described in Item 2 and Item 4 of this Schedule 13D.

Item 2.   Identity and Background

     (a)  Names:    Class A Voting Trust, Francis J. Dunleavy, Frederick R.
                    Einsidler, Conrad J. Fowler and Leeam Lowin, Voting
                    Trustees Under Voting Trust Agreement Dated February
                    28, 1995 (the "Class A Voting Trust")

                    Class B Voting Trust, Francis J. Dunleavy, Frederick R. Einsidler, Conrad J. Fowler and Leeam Lowin, Voting Trustees Under Voting Trust Agreement dated February 28, 1995 (the "Class B Voting Trust")

                    (Each of the Class A Voting Trust and the Class B Voting Trust are hereinafter sometimes collectively referred to herein as the "Voting Trusts")

     (b)  Business Address:   c/o Duane, Morris & Heckscher
                              One Liberty Place
                              Philadelphia, PA  19103-7396
                              Attn:  Vincent F. Garrity, Jr., Esquire

     (c)  Present Principal Occupation:      Not Applicable.

     (d)  Not Applicable.

     (e)  Not Applicable.

     (f)  Citizenship:   Not Applicable

     The following information is being furnished with respect to each of the individual voting trustees (the "Voting Trustees") for the Voting
Trusts:

     Francis J. Dunleavy is a private investor whose business address is c/o AEL Industries, Inc., 305 Richardson Road, Lansdale, PA 19446-1485. Mr. Dunleavy is a citizen of the United States of America.

     Frederick R. Einsidler is a private investor whose business address is c/o AEL Industries, Inc., 305 Richardson Road, Lansdale, PA 19446-1485. Mr. Einsidler is a citizen of the United States of America.

     Conrad J. Fowler is a private investor whose business address is c/o AEL Industries, Inc., 305 Richardson Road, Lansdale, PA 19446-1485. Mr. Fowler is a citizen of the United States of America.

     Leeam Lowin is a private investor and investment manager, as well as a financial and business consultant, whose business address is c/o AEL Industries, Inc., 305 Richardson Road, Lansdale, PA 19446-1485. Mr. Lowin is a citizen of the United States of America.

     During the five years prior to the date hereof, none of the Voting Trustees (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The shares were acquired by the Voting Trusts in connection with the Agreement and the Voting Trust Agreement, as described in Item 4 below. The Voting Trustees have agreed to vote such shares in accordance with the terms of the Voting Trust Agreement, as more particularly summarized in Item 4 of this Schedule 13D.

Item 4.   Purpose of Transaction.

     On February 28, 1995, the following agreements (collectively, the "Agreements") were entered into by the parties indicated:

     1. Agreement (the "Agreement") dated as of February 28, 1995 by and among Leon Riebman and Claire E. Riebman and the Company, in the form filed herewith as Exhibit A;

     2. Voting Trust Agreement (the "Voting Trust Agreement") dated as of February 28, 1995 by and among the Company, the Riebmans and the Voting Trustees in the form filed herewith as Exhibit B;

     3. 1995 Agreement (the "1995 Agreement") dated as of February 28, 1995 by and between the Company and Leon Riebman, in the form filed herewith as Exhibit C; and

     4. Participation Rights Agreement (the "Participation Rights Agreement") dated as of February 28, 1995 by and between the Company and Leon Riebman, in the form filed herewith as Exhibit D.

     The Agreements are summarized below. However, such summaries are qualified in their entirety by reference to Exhibits A through D filed herewith.

     The Agreement. As more particularly described in the Agreement, the Board of Directors of the Company (the "Board") had previously appointed a Long Range Planning Committee (the "LRPC") for the purpose of considering strategic alternatives for the Company in view of recent and significant developments and consolidations in the defense industry. After assessing certain factors more particularly described in the Agreement, the LRPC decided, because of its belief that it could thereby perform its duty to realize for the shareholders of the Company ("Shareholders") the best value reasonably available, to pursue the following course of action: (i) the negotiation of an arrangement with Leon Riebman and Claire E. Riebman whereby they would transfer their voting control of the Company to the Voting Trustees under the Voting Trusts for a period of time expected to be sufficient to complete a "Qualifying Business Combination" (as defined in the Agreement), and (ii) the negotiation of an arrangement with Leon Riebman regarding his future relationship with the Company. The Agreement, the Voting Trust Agreement, the 1995 Agreement and the Participation Rights Agreement embody the results of these negotiations.

     Under the Agreement, in consideration for (a) the Riebman's agreement to accept the same consideration and other terms in a Qualifying Business Combination as the other shareholders, (b) their entering into the Voting Trust Agreement, and (c) their transfer of Class A Stock and Class B Stock to the Voting Trustees for a period of time expected to be sufficient to complete a Qualifying Business Combination, as described below, the Company issued the Contingent Shares to the Riebmans (180,947 shares of Class A Stock, which represents .75 shares of Class A Stock for each share of Class B Stock beneficially owned by them immediately prior to such issuance).
The Contingent Shares were issued subject to a condition subsequent, as more particularly described below under the description of the Voting Trust Agreement.

     The Agreement is intended to enable the LRPC to negotiate a "Qualifying Business Combination" for inclusion in a "Proposal" to be submitted for "Shareholder Approval" (as such terms are defined in the Agreement). As used in the Agreement:

     (a) "Qualifying Business Combination" means a Business Combination not inconsistent in any material respect with the terms of the Agreement which has been recommended by the LRPC and pursuant to which an opinion acceptable to the LRPC is issued to the Company by a nationally recognized investment banking firm with respect to the fairness, from a financial point of view, to the Shareholders of the consideration offered to them under an agreement providing for such Business Combination ("Business Combination Agreement").

     (b) "Business Combination" means (i) a sale of all or substantially all of the assets of the Company in one transaction or a series of related transactions; (ii) the acquisition by a person or group of persons acting in concert of the beneficial ownership of more than eighty percent of the issued and outstanding Class A Stock and Class B Stock; (iii) a merger or consolidation of the Company with another entity; or (iv) any transaction having like effect.

     (c) "Proposal" means a single proposition submitted to the Shareholders consisting of (i) ratification of the Agreement, the Voting Trust Agreement, the 1995 Agreement and the Participation Rights Agreement, and (ii) approval of a Business Combination Agreement; and

     (d) "Shareholder Approval" means the approval and adoption of the Proposal by the affirmative vote of a majority of votes cast respectively by (i) the holders of shares of Class A Stock and (ii) the holders of shares of Class B Stock, each voting as a class.

     Under the terms of the Agreement, the LRPC has committed in good faith to use all reasonable efforts to arrange for a Qualifying Business Combination but it shall not have any obligation to do so unless it deems the terms thereof to be in the best interests of the Company and the Shareholders. The LRPC has the right, in the exercise of its fiduciary duty, to withdraw its recommendation of a Business Combination Agreement. Except as otherwise provided in the Agreement, the Closing of a Qualifying Business Combination may not occur within six months of the date of the Agreement.

     All actions by the Company contemplated by the Agreement, the Voting Trust Agreement and the 1995 Agreement shall be taken on its behalf exclusively by the LRPC, which has the full authority of the Board of Directors of the Company for such purpose. All actions of the LRPC require the approval of a majority of the members of the LRPC, unless there exist at any time fewer than three members of the LRPC, in which case all actions at such time shall require the unanimous approval of the members of the LRPC.

     As provided in the Agreement, it is the intent of the LRPC that all holders of Class A Stock and Class B Stock will be offered the same consideration and other terms in a Qualifying Business Combination. The LRPC has engaged an investment banking firm, an employee benefits consultant and independent legal counsel in connection with these matters.

     The Agreement has an initial term of nine months commencing
February 28, 1995 (the "Initial Term") and can be extended, at the option of the Company, for up to two additional periods of three months each (the "First Renewal Term" and the "Second Renewal Term," respectively) upon payment by the Company to the Riebmans of $100,000 for the First Renewal Term and $300,000 for the Second Renewal Term. Such payments shall be credited against, and reduce to that extent, the Consulting Payments provided for in the 1995 Agreement. In addition, if the Company has entered into a Business Combination Agreement which contemplates a Qualifying Business Combination at any time during the Initial Term, the First Renewal Term or the Second Renewal Term, but Shareholder Approval of the Proposal has not yet been obtained, the Initial Term, the First Renewal Term or the Second Renewal Term, as the case may be, will be automatically extended, if it would have otherwise expired, until the earlier of (i) the consummation of such Qualifying Business Combination ("Closing") or (ii) the termination of such Business Combination Agreement pursuant to its terms. However, if such termination occurs in connection with a recommendation by the LRPC, in the exercise of its fiduciary duty, of an alternative agreement which contemplates a Qualifying Business Combination, the alternative agreement, if entered into by the Company during the Initial Term, the First Renewal Term or the Second Renewal Term and provided that the payments by the Company described in the first sentence of this paragraph have been made in a timely manner, will replace the terminated Business Combination Agreement for purposes of the aforementioned automatic extension.

     The Agreement may be terminated at the option of the Riebmans if (i) the Voting Trustees materially breach the Voting Trust Agreement or (ii) the Company materially breaches the Agreement or the 1995 Agreement. The Agreement may be terminated at the option of the Company if (i) the Riebmans materially breach the Voting Trust Agreement, (ii) the Riebmans materially breach the Agreement or (iii) Leon Riebman materially breaches the 1995 Agreement.

     Unless the Agreement has previously expired or terminated, it will terminate upon the earlier to occur of the following events: (i) immediately prior to the Closing under a Qualifying Business Combination which has been included in a Proposal as to which Shareholder Approval has been obtained, (ii) immediately following the conclusion of a meeting of Shareholders at which Shareholder Approval of such Proposal has been sought but not obtained, or (iii) November 28, 1996.

     The Company has agreed to make a payment to Leon Riebman in the amount of $500,000 if (i) a Closing occurs under a Qualifying Business Combination included within a Proposal as to which Shareholder Approval has been obtained, and (ii) Leon Riebman's employment with the Company terminates thereafter for any reason, voluntarily or involuntarily.

     The Company has agreed to reimburse the Riebmans for the reasonable fees and disbursements (not to exceed $75,000) of their counsel incurred in connection with the negotiation of the Agreement. In addition, as more particularly described in the Agreement, the Company has agreed to pay the reasonable counsel fees and disbursements incurred by the Riebmans as parties to the Agreement, the members of the LRPC, the Voting Trustees, any director or officer of the Company, or any of them in defense of any pending or threatened action, suit or proceedings whether by or in the right of the Company or otherwise, involving the Agreement or any exhibit thereto, subject to the Company's receipt of an undertaking by such person or persons to repay the amount so advanced if it is ultimately determined by a court that such payment was not proper in the circumstances.

     In connection with the execution and delivery of the Agreement and the Voting Trust Agreement, the Company's bylaws were amended so as to effectuate the purposes of the Agreement and the Voting Trust Agreement. The form of bylaw amendment is filed herewith as Exhibit F.

     The Voting Trust Agreement. Pursuant to the Voting Trust Agreement, the Riebmans transferred to the Voting Trustees to be maintained in the respective Voting Trusts (i) the Existing Class A Shares (10,646 shares of Class A Stock), (ii) the Contingent Shares (180,947 shares of Class A Stock) and (iii) the Existing Class B Shares (241,262 shares of Class B Stock) in exchange for Voting Trust Certificates representing the shares of Class A Stock and Class B Stock so transferred. The shares of Class A Stock so transferred to the Voting Trustees are held in the "Class A Voting Trust" and the shares of Existing Class B Stock so transferred to the Voting Trustees are held in the "Class B Voting Trust." The Contingent Shares were issued subject to a condition subsequent, as more particularly described below.

     The sole purpose of the Voting Trust Agreement is to enable the Voting Trustees (i) to vote the Existing Class A Shares and the Existing Class B Shares in favor of a Qualifying Business Combination included in a Proposal for Shareholder Approval and (ii) to vote for the election of directors of the Company, all in accordance with the terms and provisions of the Voting Trust Agreement.

     In the election of directors of the Company, the Voting Trustees are required to (a) vote for the election of two persons nominated by Leon Riebman or his personal representatives, (b) vote for the reelection of incumbent directors of the Company unless one or more of them determines not to seek reelection, resigns or dies, (c) consult with Leon Riebman and Claire E. Riebman prior to voting for the election of any other person as a director of the Company, and (d) assure that at all times a majority of the directors of the Company are "Independent Directors" (as such term is defined in the Voting Trust Agreement). In connection with a Proposal, the Voting Trustees are required to vote (i) the Contingent Shares in the same proportion as the votes cast with respect to the Proposal by the other holders of shares of Class A Stock and (ii) the Existing Class A Shares and the Existing Class B Shares in favor of any Proposal recommended by the LRPC. With respect to any action of Shareholders other than in connection with the election of directors or a Qualifying Business Combination included in a Proposal for Shareholder Approval, the Voting Trustees are required to vote the Existing Class A Shares and the Existing Class B Shares as directed in writing by the Riebmans. Except as provided in the Voting Trust Agreement, in voting shares deposited under the Voting Trust Agreement, the Voting Trustees shall act by majority vote, unless at any time there exists fewer than three Voting Trustees, in which event all acts of the Voting Trustees shall require the unanimous vote of the Voting Trustees.

     During the term of the Voting Trust Agreement, if a Voting Trustee ceases to be a member of the LRPC for any reason whatsoever, such Voting Trustee thereupon shall cease to be a Voting Trustee under the Voting Trust Agreement. Upon appointment of a substitute member or members to the LRPC, such member or members shall thereupon become a Voting Trustee or Trustees under the Voting Trust Agreement.

     During the term of the Voting Trust Agreement, without the prior written consent of the Company and the Voting Trustees, Leon Riebman and Claire E. Riebman are not permitted to transfer any interest in Class A Stock or Class B Stock owned by them or any beneficial interests evidenced by Voting Trust Certificates, except that (a) the executors of the estate of either of them may succeed to such interests and will be bound by the Voting Trust Agreement, and (b) either of them may make donative transfers of such interests to and among themselves or to their issue so long as the donees agree to be bound by the Voting Trust Agreement. During the term of the Voting Trust Agreement, Leon Riebman and Claire E. Riebman have agreed not to acquire any additional shares of Class A Stock or Class B Stock except in connection with (i) the exercise of options existing on February 28, 1995 or (ii) beneficial ownership of shares of Class A Stock or Class B Stock issued in connection with stock dividends or stock distributions.
Any such newly acquired shares shall be deposited into the respective Voting Trust.

     The term of the Voting Trust Agreement is coextensive with the term of the Agreement. Upon termination of the Voting Trust Agreement the certificates representing the Existing Class A Shares and the Existing Class B Shares will be returned to the holder(s) of the Voting Trust Certificates representing those shares. Upon the earliest to occur of the following events, certificates representing the Contingent Shares, together with any cash dividends or stock distributions received on the Contingent Shares, will be delivered by the Voting Trustees to the following person or persons:

     (a) Immediately prior to the Closing under a Qualifying Business Combination included in a Proposal as to which Shareholder Approval has been obtained, in which event such delivery will be made to the holder(s) of the Voting Trust Certificates representing the Contingent Shares in proportion to their respective holdings;

     (b) The expiration or termination of the Agreement for any reason other than as contemplated by clause (a) above, in which event such delivery will be made to the Company which will thereupon cancel the Contingent Shares without payment of any consideration therefor;

     (c) The receipt by the Voting Trustees of joint written instructions from Leon Riebman and Claire E. Riebman and the Company in which event such delivery will be made to the person or persons designated in such instruction; or

     (d) The receipt by the Voting Trustees of a certified copy of a final non-appealable order of a court of competent jurisdiction providing for the disposition of the Contingent Shares, in which event such delivery will be made to the person or persons designated in such order.

     The 1995 Agreement. Pursuant to the 1995 Agreement, Leon Riebman has agreed (a) that he will not voluntarily retire from active employment with the Company prior to the expiration or termination of the Agreement and (b) that he will provide consulting services to the Company for a period of three years (up to 130 days per year) commencing with the date on which he voluntarily retires from active employment with the Company (the "Consulting Commencement Date"). In addition, the 1995 Agreement contains a supplementary provision which improves the Company's rights with respect to the protection of proprietary information, intellectual property and restrictions on competition.

     In consideration for his provision of consulting services to the Company, Leon Riebman will be entitled to specified fringe benefits and will receive $675,000 payable as follows: (a) $300,000 on the Consulting Commencement Date, (b) $225,000 on the first anniversary of the Consulting Commencement Date, and (c) $150,000 on the second anniversary of the Consulting Commencement Date. Payment of any of the aforementioned amounts is conditioned upon certificates representing the Contingent Shares being delivered to the holders of the Voting Trust Certificates representing the Contingent Shares. Further, the Company will have no obligation to make any such payment unless Leon Riebman is available on the payment date to provide consulting services for the forthcoming year. In addition, any payments made by the Company pursuant to the Agreement for the First Renewal Term and the Second Renewal Term will be credited against, and reduce to that extent, such payments. If the Agreement expires or terminates for a reason other than the Closing of a Qualifying Business Combination included within a Proposal as to which Shareholder approval has been obtained, the 1995 Agreement will terminate and be of no further force and effect.

     Participation Rights Agreement. In consideration for agreeing to the supplement in the 1995 Agreement which improves the Company's rights with respect to the protection of proprietary information, intellectual property and restrictions on competition, the Company has granted to Leon Riebman the right to participate in the proceeds of a Qualifying Business Combination ("Participation Payment"). If the "Aggregate Consideration" (as defined in the Participation Rights Agreement) in connection with a Qualifying Business Combination is equal to or greater than $60,000,000, the Participation Payment will be $1,900,000. If the Aggregate Consideration in connection with a Qualifying Business Combination is less than $60,000,000, the Participation Payment will be an amount equal to the product of $1,900,000, multiplied by a fraction, the numerator of which is the amount of such Aggregate Consideration and the denominator of which is $60,000,000. The Company's obligation to make the Participation Payment is conditioned on the delivery of certificates representing the Contingent Shares to the holder(s) of the Voting Trust Certificate(s) representing the Contingent Shares.

     Except as set forth in this Item 4, the Voting Trusts and the Voting Trustees have no present plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.

     (a) As a result of the deposit of the Existing Class A Shares and the Contingent Shares into the Class A Voting Trust and the Existing Class B Shares into the Class B Voting Trust as summarized in Item 4 above, the aggregate number and percentage of the Class A Common Stock and the Class B Common Stock beneficially owned by the respective Voting Trusts are as follows:

Name of                  Number of                          Percentage
Beneficial Owner         Shares and Class                   of Class

Class A Voting Trust     191,593 shares of Class A           5.41%
                         Common Stock
Class B Voting Trust     241,262 shares of Class B          55.50%
                         Common Stock

     The percentage calculations set forth in this Item 5 are based upon
(a) 3,539,158 issued and outstanding shares of Class A Stock and (b) 434,717 issued and outstanding shares of Class B Common Stock. The foregoing amounts of shares as of February 28, 1995 are based upon information furnished by the Company. The share amount and percentage of Class A Common Stock include the Contingent Shares; however, inasmuch as the Voting Trustees do not have or share the power to convert the shares of Class B Common Stock into Class A Common Stock or to exercise certain options held by Leon Riebman, such amounts and percentages do not include the number of shares of Class A Common Stock into which the shares of Class B Common Stock are convertible or the 7,500 shares of Class A Common Stock that Leon Riebman has the right to acquire pursuant to the exercise of stock options that are exercisable within 60 days from the date of this
Schedule 13D.

     (b)  The number of shares as to which such person has:

               Name of
               Beneficial Owner         Number of Shares and Class

          (i)  sole power to vote or direct the vote

               Class A Voting Trust          -0-
               Class B Voting Trust          -0-

          (ii) shared power to vote or direct the vote

               Class A Voting Trust     191,593 shares of Class A Common
                                        Stock
               Class B Voting Trust     241,262 shares of Class B Common
                                        Stock

          (iii)sole power to dispose or direct the disposition

               Class A Voting Trust          -0-
               Class B Voting Trust          -0-

          (iv) share power to dispose or direct the disposition

               Class A Voting Trust     191,593 shares of Class A Common
                                        Stock
               Class B Voting Trust     241,262 shares of Class B Common
                                        Stock

          The Voting Trustees have the right to vote the Existing Class A Shares, the Contingent Shares and the Existing Class B Shares in the manner described in Item 4 above under the Voting Trust Agreement.

          Under the Voting Trust Agreement, the Riebmans (or the holders of the Voting Trust Certificates, as the case may be) have agreed, except under limited circumstances, not to transfer any interest in the Class A Stock or Class B Stock owned by them or any beneficial interest evidenced by the Voting Trust Certificates without the prior written consent of the Company and the Voting Trustees, as described more fully in Item 4 above. Therefore, the Voting Trustees believe that they might share dispositive power with respect to the Existing Class A Shares, the Contingent Shares and the Existing Class B shares.

     (c) The acquisition of the shares by the Voting Trusts from the Riebmans were effected as described more fully in Item 4 above on February 28, 1995.

     (d) Cash dividends on the Existing Class A Shares and the Existing Class B Shares are to be distributed to the holders of the Voting Trust Certificates representing the respective shares. Cash dividends on the Contingent Shares are to be received by the Voting Trustees and distributed in the same manner as the delivery of certificates representing the Contingent Shares, as described in Item 4 above. Stock distributions on the Existing Class A Shares and the Existing Class B Shares are to be received by the Voting Trustees and held by them in the Voting Trusts pursuant to the terms of the Voting Trust Agreement. Stock distributions on the Contingent Shares are to be received by the Voting Trustees in the Voting Trusts and distributed in the same manner as the delivery of certificates representing the Contingent Shares, as described in Item 4 above.

     (e)  Not applicable.

     Each of the Individual Voting Trustees beneficially owns the shares set forth in the table below, which shares are excluded from the totals reported in this Schedule 13D by the respective Voting Trusts. Inasmuch as none of the Voting Trustees believes that he is individually a beneficial owner of the shares held in the respective Voting Trusts, and each of them expressly disclaims beneficial ownership of such shares, the filing of this
Schedule 13D shall not be construed as an admission that they, or any of them, are beneficial owners individually of any of the shares of Class A Common Stock and Class B Common Stock deposited with them in the respective Voting Trusts.

     Each of the Voting Trustees individually beneficially owns the following shares of Class A Common Stock and Class B Common Stock, respectively, of the
Company:


                              Number of Shares Beneficially Owned
     Name of Voting Trustee             and Class of Shares

     Francis J. Dunleavy            1,900 shares of Class A Common Stock

     Frederick R. Einsidler           627 shares of Class A Common Stock

     Conrad J. Fowler                 143 shares of Class A Common Stock(1)
                                   93,874 shares of Class B Common Stock(1)

     Leeam Lowin                1,075,700 shares of Class A Common Stock(2)
___________________________
     (1) The sole voting and investment power of the Class A Common Stock belongs to Mr. Fowler's wife, who also has sole voting and investment power with respect to 32,789 shares of Class B Common Stock. Mr. Fowler has sole voting and investment power as to the remaining shares of Class B Common Stock.

     (2) Mr. Lowin has sole voting and investment power with respect to 583,000 shares and shared investment power with respect to 475,700 shares. The sole voting power with respect to these 475,700 shares rests with other persons. The sole voting and investment power of an additional 17,000 shares belongs to Mr. Lowin's wife.

     In connection with the Agreement, Messrs. Dunleavy, Einsidler and Lowin have each agreed to vote his respective shares of Class A Common Stock and Class B Common Stock over which he has voting power in favor of a Qualifying Business Combination included within a Proposal submitted for Shareholder Approval. The form of such letter agreement is filed herewith as Exhibit E.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 4 and Item 5.

Item 7.   Material to Be Filed as Exhibits.

A. Agreement dated as of February 28, 1995 by and among AEL Industries, Inc. and Dr. Leon Riebman and Claire E. Riebman.

B. Voting Trust Agreement dated as of February 28, 1995 by and among AEL Industries, Inc., Dr. Leon Riebman and Claire E. Riebman and Francis
     J. Dunleavy, Frederick R. Einsidler, Conrad J. Fowler and Leeam Lowin.

C. 1995 Agreement dated as of February 28, 1995 by and between AEL Industries, Inc. and Dr. Leon Riebman.

D. Participation Rights Agreement dated as of February 28, 1995 by and between AEL Industries, Inc. and Dr. Leon Riebman.

E. Form of letter agreement executed by Francis J. Dunleavy, Frederick R. Einsidler and Leeam Lowin dated February 28, 1995.

F.   Bylaw Amendments

Signatures.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         Class A Voting Trust:

Date:  March 9, 1995                     /s/  Francis J. Dunleavy
                                              Francis J. Dunleavy
                                              Voting Trustee

                                        /s/   Frederick R. Einsidler
                                              Frederick R. Einsidler
                                              Voting Trustee

                                       /s/    Conrad J. Fowler
                                              Conrad J. Fowler
                                              Voting Trustee

                                      /s/     Leeam Lowin
                                              Leeam Lowin
                                              Voting Trustee


Signatures.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     Class B Voting Trust:

Date:  March 9, 1995                /s/    Francis J. Dunleavy
                                           Francis J. Dunleavy
                                           Voting Trustee

                                    /s/    Frederick R. Einsidler
                                           Frederick R. Einsidler
                                           Voting Trustee

                                    /s/    Conrad J. Fowler
                                           Conrad J. Fowler
                                           Voting Trustee

                                    /s/    Leeam Lowin
                                           Leeam Lowin
                                           Voting Trustee